

December 22, 2014

Via E-mail
Mr. Mark A. Sirgo
President and Chief Executive Officer
BioDelivery Sciences International, Inc.
801 Corporate center Drive, Suite #210
Raleigh, NC 27607

> **Re: BioDelivery Sciences International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 001-31361**

Dear Mr. Sirgo:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Research and Development Expenses, page 52

1. Please provide us proposed disclosure to be included in future filings that breaks out the costs incurred during each period presented and to date for your key research and development projects.

Item 15. Exhibits, Financial Statement Schedules, page 85

2. Please file the Long Term Incentive Plan and 2011 Equity Incentive Plan as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response, as well as any questions regarding comment one. You may contact Matt Jones, Attorney Advisor, at (202) 551-3786 or Bryan Pitko, Special Counsel, at (202) 551-3203 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant